filesCampbell & Company, Inc.
2850 Quarry Lake Drive
Baltimore, Maryland 21209
(410) 413-2600
January 13, 2012

VIA EDGAR

Ms. Jennifer Gowetski
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Campbell Strategic Allocation Fund, L.P. (the “Fund”)
File No. 0-22260
Form 10-K for the year ended December 31, 2010

Dear Ms. Gowetski:

I am writing in response to your letter dated December 29, 2011 regarding the Fund’s filing referenced above.

The following is an item-by-item response to the Staff’s comments in that letter:

General

1.
The following is the suggested wording to be included in the December 31, 2011 10K for the Fund in response to General comment number 1:

The Fund’s counterparties with regard to its forward currency and options on forward currency transactions are The Royal Bank of Scotland PLC and UBS AG. The Fund has entered into an International Swap and Derivatives Association, Inc. agreement with both counterparties which governs these transactions. The credit ratings reported by the three major rating agencies for each counter party were considered investment grade as of December 31, 2011.  The actual ratings for each counterparty as of December 31, 2011 were as follows:

Ms. Jennifer Gowetski
Securities and Exchange Commission
January 13, 2012

Rating Agency	The Royal Bank of Scotland PLC	UBS AG
Standard & Poor’s Rating Services	A-/ STABLE	A/ NEG
Moody’s Investors Service	A3/ NEG	Aa3
Fitch Ratings	A/ STABLE	A/ STABLE

Item 1A. Risk Factors

2.	We will revise our disclosure in future filings to state that the Fund is not an investment company subject to the Investment Company Act of 1940.

In addition,

We acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Commission Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

If you have any questions, please call me at 410-413-2654 or our General Counsel, Tom Lloyd, at 410-413-4552. Thank you in advance for your prompt attention to this matter and for your continuing cooperation.

Sincerely,

/s/ Gregory T. Donovan
Gregory T. Donovan
Chief Financial Officer